UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Outlook Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69012T 206

(CUSIP Number)

GMS Ventures and Investments

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town,

Grand Cayman KYI-9007, Cayman Islands

Telephone: +962 6 582 7999

with a copy to:

Shearman & Sterling LLP

300 West 6th Street, Suite 2250

Austin, Texas 78701

Attn: J. Russel Denton

(512) 647-1900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons GMS Ventures and Investments
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 57,047,101 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 57,047,101 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,047,101 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1% (2)
14.	TYPE OF REPORTING PERSON IV

(1)	Includes warrants (the “Warrants”) to purchase up to an aggregate of 1,230,315 shares of common stock, par value $0.01 per share (the “Shares”), of Outlook Therapeutics, Inc., a Delaware corporation (the “Issuer”).

(2)

This percentage is calculated based upon 225,792,742 Shares outstanding as of May 11, 2022, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2022, plus 1,230,315 Shares underlying the Warrants.

1.		Names of Reporting Persons Ghiath M. Sukhtian
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.		CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 57,047,101(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 57,047,101(1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,047,101(1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1% (2)
14.		TYPE OF REPORTING PERSON IN

(1)	Includes Warrants to purchase up to an aggregate of 1,230,315 Shares.

(2)

This percentage is calculated based upon 225,792,742 Shares outstanding as of May 11, 2022, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2022, plus 1,230,315 Shares underlying the Warrants.

Item 1.                 Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Shares”), of Outlook Therapeutics, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 485 Route 1 South, Building F, Suite 320, Iselin, New Jersey 08830. The Shares are listed on the Nasdaq Capital Market under the ticker symbol “OTLK”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

The Reporting Persons (as defined below) previously reported their beneficial ownership of Shares of the Issuer, and changes thereto, on a combined Schedule 13D with certain other reporting persons of the Issuer, which Schedule 13D was filed by Tenshi Healthcare Pte. Ltd. (f/k/a BioLexis Pte Ltd. (“BioLexis”)). As a result of the completion of the Restructuring (as defined below), the Reporting Persons ceased to be a member of a group with BioLexis and its other shareholders and are no longer reporting their beneficial ownership of Shares of the Issuer, and changes thereto, on Schedule 13D jointly with such other reporting persons.

Item 2.                 Identity and Background

(a)	This Schedule 13D is being filed by Ghiath M. Sukhtian (“Sukhtian”) and GMS Ventures and Investments, a Cayman Islands exempted company (“GMS Ventures”, together with Sukhtian, the “Reporting Persons”).

(b)-(c), (f)

Sukhtian, a natural person, is the holder of a controlling interest in GMS Holdings, a private investment company (“GMS Holdings”). GMS Ventures, a Cayman Islands exempted company, is a private investment vehicle and wholly owned subsidiary of GMS Holdings. The principal office address of Sukhtian is Zahran Street, 7th Circle Zahran Plaza Building, 4th Floor P.O. Box 142904, Amman, Jordan 11844. The principal office address of GMS Ventures is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KYI-9007, Cayman Islands.

The directors and executive officers of GMS Ventures are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

	(i)	name;
	(ii)	business address;
	(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
	(iv)	citizenship.

(d)-(e)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 26, 2020, the Issuer closed the sale of 2,460,630 Shares and warrants (“February 2020 Warrants”) to acquire an aggregate of 1,230,315 Shares for an aggregate purchase price of approximately $2.5 million in a private placement transaction (the “February 2020 Private Placement”). The source of funds for such purchase was the working capital of GMS Ventures and capital contributions made to GMS Ventures.

On January 28, 2021, the Issuer announced the sale of an aggregate of 35,000,000 Shares (not including an additional 5,250,000 Shares that may be sold to the underwriter upon full exercise of the underwriter’s over-allotment option) (the “January 2021 Offering”) to H.C. Wainwright & Co., LLC, as the underwriter and sole book-running manager in a firm commitment underwritten offering. GMS Ventures purchased 8,360,000 Shares for an aggregate purchase price of $8.36 million in the January 2021 Offering at the public offering price of $1.00 per share. The January 2021 Offering closed on February 2, 2021. The source of funds for such purchase was the working capital of GMS Ventures and capital contributions made to GMS Ventures.

On November 24, 2021, the Issuer announced the sale of an aggregate of 40,000,000 Shares (not including an additional 6,000,000 Shares that may be sold to the underwriter upon full exercise of the underwriter’s over-allotment option) (the “November 2021 Offering”) to H.C. Wainwright & Co., LLC, as the underwriter and sole book-running manager in a firm commitment underwritten offering. GMS Ventures purchased 16,000,000 Shares for an aggregate purchase price of $20 million in the November 2021 Offering at the public offering price of $1.25 per share. The November 2021 Offering closed on November 29, 2021. The source of funds for such purchase was the working capital of GMS Ventures and capital contributions made to GMS Ventures.

On April 21, 2022, BioLexis and GMS Ventures entered into a Share Purchase Agreement (the “April 2022 SPA”), pursuant to which, GMS Ventures took direct ownership of 27,982,529 of the Issuer’s Shares that Sukhtian and his affiliates (collectively, “GMS”) already beneficially owned through its ownership in BioLexis in exchange for an interest free promissory note (the “Promissory Note”) with a maturity date 120 days after the date of the Promissory Note. In connection with the entering into of the April 2022 SPA, GMS Ventures novated its obligations under the Promissory Note to GMS Pharma pursuant to a Deed of Novation, dated as of April 21, 2022, by and among GMS Ventures, GMS Pharma and BioLexis (the “Deed of Novation”). Pursuant to the Deed of Novation, BioLexis agreed to cause GMS Ventures shares in BioLexis to be cancelled within 120 days in exchange for cancellation of the Promissory Note. GMS Ventures, GMS Pharma and BioLexis also agreed that Tenshi Life Sciences Private Limited (“Tenshi”) would have all rights to the 22,982,529 Shares held by BioLexis until the completion of the transactions contemplated by the April 2022 SPA and that Tenshi would have all rights to direct BioLexis how to vote and dispose of such Shares. The transactions referred to in this paragraph are collectively referred to as the “Restructuring.” The transfer of the Issuer’s shares to GMS Ventures in connection with the Restructuring occurred at the historic cost basis of GMS’s investment in BioLexis for accounting purposes.

On July 5, 2022, the Restructuring was completed and as a result GMS is no longer a shareholder in BioLexis and GMS, GMS Ventures and their affiliated entities ceased to be members of a group with BioLexis and its other shareholders, including Tenshi.

Item 4.	Purpose of Transaction

The description of the IRA and the February 2020 Warrants set forth in Item 6 below is incorporated herein by reference. The securities acquired by the Reporting Persons described in Item 3 above were initially acquired for the purpose of making an investment in the Issuer.

Except as would occur upon or in connection with completion of, or following, any of the actions set forth in this Schedule 13D, the Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review its investment in the Issuer on a continuing basis. Subject to the Reporting Persons’ obligations under the IRA (as defined below), depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of the Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)–(b)

The following disclosure is based upon 225,792,742 Shares outstanding as of May 11, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2022.

A.	GMS Ventures

(a)	As of the date hereof, GMS Ventures directly owns 55,816,786 Shares and warrants to purchase 1,230,315 Shares, representing a total of 57,047,101 Shares directly owned by GMS Ventures. This represents approximately 25.1% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 57,047,101
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 57,047,101

B.	Sukhtian

(a)	Sukhtian is the holder of a controlling interest in GMS Holdings, which is the sole owner of GMS Ventures. By virtue of such relationship, Sukhtian may be deemed to beneficially own the securities held by GMS Ventures for purposes of Rule 13d-3 under the Exchange Act. This represents approximately 25.1% of the outstanding Shares calculated pursuant to Rule 13d-3 under the Exchange Act.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 57,047,101
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 57,047,101

(c)	The Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.
(d)	Not applicable.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Amended and Restated Investor Rights Agreement

Pursuant to an Amended and Investor Rights Agreement (the “IRA”) by and between, the Issuer and BioLexis and GMS Ventures, dated as of April 21, 2022, GMS Ventures has the right to, among other things, appoint certain representatives to the Issuer’s Board of Directors (the “Board”), and accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. Pursuant to the IRA, the Issuer granted GMS Ventures certain registration rights, piggyback registration rights, information rights, as well as the right of first offer over future issuances of securities and a right of participation in future securities issuances, Board designation rights and the right to approve certain transactions by the Issuer. Pursuant to the IRA, GMS Ventures has designated each of Faisal G. Sukhtian, Sukhtian and Yezan Haddadin to serve on the Board.

The foregoing description of the IRA does not purport to be complete and is qualified in its entirety by reference to the full text of the IRA a copy of which is attached as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

February 2020 Warrants

In connection with the February 2020 Private Placement, GMS Ventures acquired the February 2020 Warrants, which represent the right to acquire up to 1,230,315 Shares for an exercise price of $0.9535 per share, pursuant to a Common Stock Purchase Warrant. The foregoing description of the Common Stock Purchase Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the Common Stock Purchase Agreement, a copy of which is attached as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

Powers of Attorney

On December 30, 2019, Sukhtian executed a Power of Attorney pursuant to which he appointed Lawrence Kenyon, Yezan Haddadin and Faisal Sukhtian, as attorneys-in-fact to prepare, execute and submit to the SEC certain filings relating to the Shares. A copy of the Power of Attorney is attached as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

On February 25, 2020, GMS Ventures executed a Power of Attorney pursuant to which it appointed Lawrence Kenyon, Yezan Haddadin and Faisal Sukhtian, as attorneys-in-fact to prepare, execute and submit to the SEC certain filings relating to the Shares. A copy of the Power of Attorney is attached as Exhibit 5 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement, among Ghiath M. Sukhtian and GMS Ventures and Investments, dated July 7, 2022.

2.

Amended & Restated Investor Rights Agreement by and between Outlook Therapeutics, Inc. and GMS Ventures and Investments, dated as of April 21, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the SEC on April 22, 2022).

3.	Form of Common Stock Purchase Warrant of Outlook Therapeutics, Inc. (incorporated by reference to Exhibit 4.2 of to the Issuer’s Form 8-K, filed with the SEC on February 24. 2020).
4.	Power of Attorney by Ghiath M. Sukhtian. dated as of December 30, 2019 (incorporated by reference to Exhibit 24.4 to the Form 4 filed by Ghiath M. Sukhtian with the SEC on January 29, 2020).

5.

Power of Attorney by GMS Ventures and Investments. dated as of February 25, 2020 (incorporated by reference to Exhibit 24.1 to the Form 3 filed by GMS Ventures and Investments with the SEC on February 27, 2020).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2022

GMS Ventures and Investments

By:	/s/ Lawrence A. Kenyon
Name: Lawrence A. Kenyon
Title: Attorney-in-Fact

Ghiath M. Sukhtian

By:	/s/ Lawrence A. Kenyon
Name: Lawrence A. Kenyon
Title: Attorney-in-Fact

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

GMS Ventures

The following tables set forth certain information with respect to the directors and executive officers of GMS Ventures.

Name, Business Address, Position	Principal Occupation	Citizenship

Ghiath Munir Sukhtian 7th Circle, Zahran St., Zahran Plaza Building, 4th Floor PO Box 142909 Amman, Jordan 11844 Position: Managing Director	Managing Director	Jordan

Mughith Ghiath Munir Sukhtian 7th Circle, Zahran St., Zahran Plaza Building, 4th Floor PO Box 142909 Amman, Jordan 11844 Position: Director	Director	Jordan

Faisal Ghiath Sukhtian 7th Circle, Zahran St., Zahran Plaza Building, 4th Floor PO Box 142909 Amman, Jordan 11844 Position: Director	Executive Director at GMS Holdings	Jordan

Muna Ghiath Muneer Sukhtian 7th Circle, Zahran St., Zahran Plaza Building, 4th Floor PO Box 142909 Amman, Jordan 11844 Position: Director	Director	Jordan

Nadia Sukhtian 7th Circle, Zahran St., Zahran Plaza Building, 4th Floor PO Box 142909 Amman, Jordan 11844 Position: Director	Director	Jordan